Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 31, 2012

Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aquasition Corp. Amendment No. 1 to Registration Statement on Form F-1 Filed June 5, 2012 File No. 333-180571

Dear Mr. Riedler:

On behalf of our client, Aquasition Corp., a Marshall Islands company (the “Company”), we hereby provide response to the comment issued in a letter dated June 19, 2012 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Form F-1.

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A limited liability partnership including professional corporations

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission August 31, 2012 Page 2

Notes to Financial Statements

Note 6 – Commitments, page F-11

1.	We acknowledge your response to comment 31. You have incurred $45,000 in legal expenses for which the law firm has not sent you an invoice and you are obligated to pay up to $50,000 in legal fees even if the law firm does not provide any further legal services. Since it is probable that you will consummate an initial public offering and you can estimate the amount of the legal fees incurred a liability should be accrued for $50,000 in your financial statements.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made throughout the Amended F-1 to reflect the accrual of an additional $25,000 in legal fees, representing the balance of the full $50,000 in legal fees.

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Mr. Jeffrey Riedler U.S. Securities and Exchange Commission August 31, 2012 Page 3

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP